SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

ACXIOM CORPORATION

(Name of the Issuer)

Acxiom Corporation

Axio Acquisition Corp.

Axio Holdings LLC

ValueAct Capital Master Fund, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Acxiom Corporation 1 Information Way Little Rock, Arkansas 72202 Attn: Jerry C. Jones Business Development/ Legal Leader (501) 342-1000	Axio Acquisition Corp. Axio Holdings LLC ValueAct Capital Master Fund, L.P. 435 Pacific Avenue, 4th Floor San Francisco, California 94133 Attn: Allison Bennington, General Counsel (415) 362-3700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Selim Day Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 (212) 999-5800	Michael S. Ringler Wilson Sonsini Goodrich & Rosati Professional Corporation 1 Market Street, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Christopher G. Karras Lisa C.S. Burnett Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☒	Check box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,196.38

Form or Registration No.: Schedule 14A

Filing Party: Acxiom Corporation

Date Filed: June 27, 2007

Introduction

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Statement”) is being filed by (1) Acxiom Corporation, a Delaware corporation (the “Company” or “Acxiom”), the issuer of common stock, par value $0.10 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Axio Holdings LLC, a Delaware limited liability company (“Acquirer”), (3) Axio Acquisition Corp., a Delaware corporation (“Axio Acquisition Corp.”) and (4) ValueAct Capital Master Fund, L.P. Acxiom, Acquirer, Axio Acquisition Corp. and ValueAct Capital Master Fund, L.P. are sometimes referred to herein collectively as the “Filing Group.” This Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 16, 2007, between the Company, Acquirer and Axio Acquisition Corp.

On October 1, 2007, the Company, Acquirer, Axio Acquisition Corp., ValueAct Capital Master Fund, L.P., Silver Lake Partners II, L.P., Silver Lake Partners III, L.P., and UBS Loan Finance LLC, UBS Securities LLC, Morgan Stanley Senior Funding, Inc. and Morgan Stanley & Co. Incorporated entered into a Mutual Termination Agreement and Release (the “Termination Agreement”) relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement. Pursuant to the Termination Agreement, Acxiom will receive $65 million in cash to terminate the Merger Agreement.

By filing this Statement, the Filing Group hereby withdraws the previously filed Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2007 and Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on July 19, 2007.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit Number	Description
(d)(5)

Mutual Termination Agreement and Release dated as of October 1, 2007 by and among Acxiom Corporation, Axio Holdings LLC, Axio Acquisition Corp., ValueAct Capital Master Fund, L.P., Silver Lake Partners II, L.P., Silver Lake Partners III, L.P., UBS Loan Finance LLC, UBS Securities LLC, Morgan Stanley Senior Funding, Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 10.1 to Acxiom Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2007).

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

Date: October 3, 2007	By:	/s/ Jerry C. Jones
	Name:	Jerry C. Jones
	Title:	Officer

AXIO ACQUISITION CORP.

Date: October 3, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

AXIO HOLDINGS LLC

Date: October 3, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

VALUEACT CAPITAL MASTER FUND, L.P.

Date: October 3, 2007	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(d)(5)

Mutual Termination Agreement and Release dated as of October 1, 2007 by and among Acxiom Corporation, Axio Holdings LLC, Axio Acquisition Corp., ValueAct Capital Master Fund, L.P., Silver Lake Partners II, L.P., Silver Lake Partners III, L.P., UBS Loan Finance LLC, UBS Securities LLC, Morgan Stanley Senior Funding, Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 10.1 to Acxiom Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2007).